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CONTACTS:

Thomas M. Daly, Jr.       Nigel D. Muir       Investor Relations
Roy Winnick               Praxair, Inc.       Scott S. Cunningham
Kekst and Company         203-837-2240        Praxair, Inc.
212-593-2655                                  203-837-2073


       PRAXAIR SIGNS CONFIDENTIALITY AGREEMENT WITH CBI


DANBURY, Conn., December 5, 1995 -- Praxair, Inc. (NYSE: PX) said in an amendment to its Schedule 14D-1 filing being made today with the Securities and Exchange Commission that it has signed a confidentiality agreement with CBI Industries, Inc. (NYSE: CBI).

Among other things, the agreement grants Praxair the right to review certain non-public information concerning CBI on a comparable basis to the access to such information provided by CBI to other third parties.

The agreement also provides that neither Praxair nor any of its affiliates shall acquire any securities of CBI pursuant to Praxair's tender offer or otherwise at any time prior to January 15, 1996, except under certain conditions.

H. William Lichtenberger, Praxair's chairman and chief executive officer, said, "This agreement is a positive step along a road that we hope will end with a negotiated transaction between CBI and Praxair which will serve the interests of all our shareholders."

"We continue to believe there is a strong strategic fit between the two companies," Lichtenberger added. "I hope that the CBI Board will recognize the significant benefits of our offer to CBI shareholders."

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.
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